Terra Industries Inc. 600 Fourth Street P.O. Box 6000 Sioux City, IA 51102-6000 Telephone: (712) 277-1340
September 3, 2008
Mr. Joseph Foti
Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 3561
100 F Street
Washington, DC 20549-3561

Re:	Terra Industries Inc. File No. 001-08520 Form 10-K: For the Fiscal Year Ended December 31, 2007
Dear Mr. Foti:
We have received the Staff’s letter dated August 25, 2008. Due to additional requirements of that letter and the coordination of our advisors, we request additional response time. On August 29, 2008 we confirmed with Mr. Lyn Shenk that the Staff allowed a response extension date of September 19, 2008.
If you have any additional questions or comments, please contact me at 712-277-7233, or send a fax to me at 712-294-1222.
Sincerely,
/s/ Daniel D. Greenwell
Daniel D. Greenwell
Senior Vice President and Chief Financial Officer
Terra Industries Inc.